PROGRESSIVE WASTE SOLUTIONS LTD.

400 Applewood Crescent, 2nd Floor

Vaughan, Ontario

L4K 0C3, Canada

VIA EDGAR

April 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Jay Ingram, Legal Branch Chief

Re:   Progressive Waste Solutions Ltd.

Registration Statement on Form F-4 (File No. 333-209896)

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Progressive Waste Solutions Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form F-4 (File No. 333-209896) filed on March 3, 2016 (as amended by Amendment No. 1 filed on April 11, 2016, Amendment No. 2 filed on April 20, 2016 and Amendment No. 3 filed on April 22, 2016, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 3:00 p.m., Eastern time, on Monday, April 25, 2016, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Matthew J. Gilroy (212-310-8961) to confirm the effectiveness of the Registration Statement.

Very truly yours,

PROGRESSIVE WASTE SOLUTIONS LTD.

By:	/s/ Loreto Grimaldi
Name:	Loreto Grimaldi
Title:	Executive Vice President and Chief Legal
Officer

cc:	Patrick J. Shea
Senior Vice President, General Counsel and Secretary
Waste Connections, Inc.

Matthew J. Gilroy
Partner
Weil, Gotshal & Manges LLP

David F. Taylor
Partner
Locke Lord LLP